United States Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For June 13, 2006
Commission File Number 000-27663
SIFY LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 5.02.	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.
Mr. Shrikant P. Joshi resigned from his position as the President of the Access Media division of Sify Limited (“Sify”) effective April 30, 2006.
As of May 1, 2006, Mr. Pijush Kanti Das became the President of the Access Media division of Sify. Prior to joining Sify, Mr. Das was with I&M Bank, Nairobi, Kenya, where he was responsible for the corporate banking. Between 2003 and 2005, Mr. Nas was the Head of Treasury with Fina Bank, Nairobi, Kenya. Prior to working at Fina Bank, Mr. Nas held several senior level positions at the State Bank of India. Mr. Das holds a postgraduate degree in economics and is a Certified Associate of the Indian Institute of Bankers (CAIIB).
Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 14, 2006

SIFY LIMITED

By:	/s/ Durgesh Mehta Name: Durgesh Mehta
Title: Chief Financial Officer